Exhibit (c)(2)

Summary of Engagement Duff & Phelps LLC ("Duff & Phelps") has been engaged by the Board of Directors of Calprop Corporation ("Calprop" or the "Company"), as financial advisor to the Special Committee of the Board of Directors (the "Special Committee"), in connection with a contemplated transaction (the "Proposed Transaction"), as described on the following page. Specifically, Duff & Phelps has been engaged to provide an opinion (the "Opinion") as to whether the Proposed Transaction is fair to the public shareholders of the Company from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular Shareholder other than in its capacity as a stockholder). For the purpose of this analysis, the term "Public Shareholders" is defined as including all owners of Calprop common stock other than Mr. Victor Zaccaglin, Calprop's Chairman and CEO, Mr. John Curci, Sr., and members of their respective families and their affiliates.

Summary of Proposed Transaction The Proposed Transaction involves an offer by NewCal Corporation ("NewCal") to purchase all of the outstanding common stock of Calprop for cash consideration of $0.65 per share. NewCal is a California corporation that was formed by Mr. Zaccaglin for the sole purpose of carrying out the Proposed Transaction. It is our understanding that Mr. Zaccaglin, Mr. Curci, and members of their respective families and their affiliates, (collectively, the "Control Shareholders") are the beneficial owners of approximately 83% of the outstanding common stock of Calprop. It is our further understanding that the Control Shareholders will contribute all of their Calprop shares to NewCal in exchange for 100% of the common stock of NewCal. The Proposed Transaction is conditioned upon: At least 90% of the outstanding common shares of the Company being tendered, and The majority of the outstanding shares held by the Public Shareholders tendering their Calprop shares. Subject to meeting the conditions set forth above, NewCal will be merged into Calprop, and Calprop will cease to be publicly traded. In addition, any shares not tendered will be converted into the right to receive a cash payment of $0.65 per share. The Proposed Transaction is not contingent on any financing conditions.

Summary of Due Diligence In connection with this Opinion, we have made such reviews, analyses and inquiries as we have deemed necessary and appropriate under the circumstances. No limits were placed on us by the Company or the Special Committee in terms of the information to which we had access or the matters we could consider. Our due diligence with regards to the Proposed Transaction included, but was not limited to, the items summarized below. Conducted meetings with current and former members of the senior management team of Calprop at the Company's offices in Marina del Rey, California, including Victor Zaccaglin, Chairman and CEO; Henry Nierodzik, Chief Accounting Officer; Mark Spiro, former Chief Financial Officer; Curtis Gullet, former Vice President, and Steve Petch, Purchasing Manager; Held meetings with Henry Nierodzik and Barry Glaser in their capacity as directors of Calprop and members of the Special Committee, along with Ted Guth of Guth Christopher, LLC, counsel to Duff & Phelps; Visited the Company's Murrieta Farms, Smolin and Winkler properties on September 23, 2004 with Messrs. Zaccaglin, Gullet, and Petch; Met with Scott Woodside, President of Drake Development, LLC (Calprop affiliated company), to discuss the potential build-out of the Murrieta Farms and Smolin properties and the corresponding property presentations prepared by Mr. Woodside; Reviewed Calprop's financial statements and SEC filings, including the annual report on Form 10-K for the year ended December 31, 2003 and quarterly reports on Form 10-Q for the periods ended March 31, June 30, and September 30, 2004;

Summary of Due Diligence Reviewed Calprop's internal trial balance financial report as of December 31, 2004; Reviewed correspondence between the Company and potential investors/acquirors of Calprop; Reviewed Calprop's detailed 2005 monthly cash flow projection; Reviewed escrow agreements regarding the purchase of the Company's Murrieta Farms property including related amendments; Reviewed the Alta Collina and The Meadows property development presentations prepared by Drake Development, LLC as of November 2004 and December 2004, respectively; Reviewed escrow agreements regarding the sale of the Company's Winkler property, including the related promissory note and amendments; Reviewed the letter of intent regarding the sale of the Company's Smolin property to KB Home Coastal, Inc. dated September 13, 2004; Reviewed a summary analysis, prepared by Calprop management, regarding the amount and timing of required expenditures to meet necessary conditions to closing and/or release of all escrowed funds with respect to the Winkler property; Reviewed the various promissory notes evidencing the Company's indebtedness; Reviewed summary schedule of Calprop's contingent assets and liabilities prepared by Calprop management;

Summary of Due Diligence Reviewed a copy of the Wilshire Consultants, LLC report dated June 1, 2004 regarding an operational review of Calprop Corporation; Reviewed Victor Zaccaglin's written proposal to the Special Committee, dated as of January 24, 2005, offering to pay $0.25 per share net to the selling shareholders as part of a going private transaction; Reviewed Mr. Zaccaglin's updated written proposal ("Offer Letter") to the Special Committee, dated as of February 17, 2005, offering to pay $0.65 per share net to the selling shareholders as part of a going private transaction; Reviewed the draft Offer to Purchase for Cash All Outstanding Shares of Common Stock of Calprop Corporation, dated January 19, 2005 ("Offer to Purchase"); Analyzed market trading data with respect to Calprop common stock; and Reviewed certain additional information and prepared other studies and analyses as we deemed appropriate.

Assumptions and Limiting Conditions Our Opinion is based upon an analysis of the foregoing in light of our assessment of the general, economic and financial market conditions, as such conditions can be evaluated by us, as of a date preceding the date the Opinion is delivered. Events occurring after the date thereof could materially affect the assumptions to be used in preparing our Opinion and the conclusion reached in our Opinion. Duff & Phelps has not previously provided financial advisory services to Calprop. In connection with the Opinion, with your permission and without any independent verification, Duff & Phelps has assumed that all information reviewed by us with respect to the Company and the Proposed Transaction, whether supplied by Calprop or its advisors, or obtained by us from publicly available sources, is true, correct and complete in all material respects and does not contain any untrue statements of material fact or omit to state a material fact necessary to make the information supplied to us not misleading. Any inaccuracies in, or omissions from, the information on which we rely could materially affect our Opinion. Furthermore, we have assumed that there has been no material change in the assets, financial condition, business, or prospects of the Company since the date of the most recent financial statements made available to us. In rendering this Opinion, we have assumed that the Proposed Transaction occurs on terms as described in the draft Offer to Purchase dated January 19, 2005 and the Offer Letter dated February 17, 2005 reviewed by us. It should be recognized that we are not making any recommendation as to whether the stockholders of the Company should vote in favor of the Proposed Transaction or any other matter.

Assumptions and Limiting Conditions The Opinion is delivered subject to the conditions, scope of engagement, limitations and understandings set forth in the Opinion and our engagement letter, and subject to the understanding that the obligations of Duff & Phelps in the Proposed Transaction are solely corporate obligations, and no officer, director, employee, agent, stockholder or controlling person of Duff & Phelps shall be subjected to any personal liability whatsoever to any person, nor will any such claim be asserted by or on behalf of you or your affiliates. Duff & Phelps was not engaged to render, nor are we purporting to render, any appraisal or definitive report as to the value (under an orderly liquidation scenario or otherwise) of the Company's securities or individual assets or liabilities. Furthermore, Duff & Phelps has not taken into consideration any potential value that may be attributed to any unasserted legal claims that the Company may have. The enclosed estimates have been prepared based upon the information we have obtained from the Company or their representatives, which information we have assumed is reliable.

Fairness Considerations In determining whether the $0.65 per share cash consideration to be received by the Public Shareholders in the Proposed Transaction is fair, from a financial point of view, to the Public Shareholders, Duff & Phelps took into consideration the following: The $0.65 per share consideration to be received by the Public Shareholders in cash relative to the fair market value of Calprop's common stock on a controlling interest basis; The $0.65 per share consideration relative to historic trading prices of Calprop stock; and The adequacy of the control premium implied by the $0.65 per share consideration to be received in the Proposed Transaction relative to the premiums paid in other similar sale transactions.

Valuation Methodology Duff & Phelps performed a valuation analysis of Calprop's common stock to determine whether the $0.65 cash consideration to be received by the Public Shareholders is fair from a financial point of view relative to a fundamental valuation analysis of the Company. Typically, Duff & Phelps would employ a number of different valuation methodologies to estimate the fair market value of a company's stock independent of public market pricing. These methodologies include: Discounted cash flow ("DCF") analysis Comparable public company analysis Comparable transaction analysis Net asset value analysis However, due to the nature of Calprop's business, its lack of recent historical and prospective earnings and cash flow, its current financial position, and its limited inventory of either homes for sale or land for future development, it is our opinion that the first three methods noted above are not suitable valuation methods for the Company. From a valuation perspective, Calprop is most accurately viewed as a collection of discrete assets, offset by certain liabilities. Therefore, for the purpose of deriving an independent estimate of fair market value, it is our opinion that the net asset value method is most appropriate.

Net Asset Value Analysis Duff & Phelps analyzed the estimated fair market value of Calprop's investments and then subtracted the Company's outstanding debt obligations. In determining the fair market value of Calprop's investments, Duff & Phelps relied on, without independent verification thereof, information provided by management, transaction documentation with respect to the proposed sale of certain investments, Company financial statements, and cash flow projections for certain investments. Where applicable and feasible, Duff & Phelps performed a discounted cash flow analysis for certain investments. Since the Company has significant net operating loss carryforwards, we also estimated the value a third party buyer may be able to realize in a change of control transaction.

Net Asset Value Analysis

Net Asset Value Analysis Description and Analysis of Murrieta Farms The real property referred to as Murrieta consists of approximately 25 acres of unimproved land in Riverside County, California. The Company has submitted a tentative tract map to the City of Murrieta for the development of the property with 67 single family homes on approximately 7,000 square foot lots. Calprop management expects that the earliest potential date for approval of the tentative map would be during March 2005. Calprop entered escrow to purchase Murrieta approximately two years ago and has the right to complete the purchase, at the Company's option, for a price of approximately $4.65 million. The Company has extended the closing date several times. The most recent extension, which expires March 8, 2005, was negotiated in December 2004 at which time the Company was required to increase its escrow deposit by approximately $100,000. While the properties adjacent to Murrieta are either under development or slated for development in the near future, Murrieta itself is effectively landlocked - lacking connection to necessary infrastructure such as access roads and utility connections. Thus, to more cost effectively develop Murrieta, Calprop is reliant on development of the adjacent properties to bring access to infrastructure connections closer to its own boundaries. However, most of this required adjacent development has yet to begin. Murrieta is also subject to certain government regulations known as "HANS" (Habitat Assessment and Sight Acquisition Review). Under HANS rules, the Company has been informed that a strip of land running across the property, on either side of a creek bed, must remain in its natural state. Calprop's original plans for Murrieta already included such a buffer zone across the creek bed. However, any significant increase in the width of the buffer could result in the need to alter the number of lots to be developed and/or adjust the planned product mix.

Net Asset Value Analysis Description and Analysis of Murrieta Farms The Company has three available options with respect to Murrieta: Complete the purchase and development of the property without third-party investment Identify an investor to finance the purchase and development of the property Walk away from the property Option 1 According to Calprop management, the purchase and development of Murrieta will require an equity investment of approximately $2.4 million in addition to bank financing under a construction loan. Given the Company's current financial condition, as well as Mr. Zaccaglin's reluctance to provide Calprop with additional capital, the Company has limited opportunity to develop Murrieta without access to a third-party equity investor. Option 2 Since Option 1 does not appear to be a viable scenario, the Company must consider a partnership with a financial investor capable of contributing the equity capital required to complete the purchase and development of the property. To date, the Company has not identified a willing and viable financial partner for the Murrieta project.

Net Asset Value Analysis Description and Analysis of Murrieta Farms Although no financial partner has yet been identified, our analysis of Option 2 is premised on the assumption that the Company is able to identify a suitable partner and develop Murrieta. Based on detailed financial projections provided by Calprop management, Duff & Phelps has developed a discounted cash flow analysis to estimate the value of cash flows that would accrue to the benefit of Calprop from the Murrieta project after repayment of all construction financing and any third-party equity investment. Our discounted cash flow analysis also includes an assessment of the changes in potential value resulting from different assumptions regarding project timing and appropriate discount rates. The results of this discounted cash flow analysis are presented in the table below. Option 3 If Calprop chooses not to exercise its option on the Murrieta property, there is no value attributable to the property. Based on communications received from the Company by Duff & Phelps on February 22, 2005, it appears the Company has tentatively decided to pursue Option 3.

Net Asset Value Analysis Description and Analysis of Smolin The real property referred to as Smolin consists of unimproved land located in Riverside County, California which Calprop purchased in December 2003. The property is located adjacent to the Company's Winkler property which has been sold to KB Home Coastal, Inc. ("KB Home"). Calprop entered into a letter of intent with KB Home for the sale of Smolin for $3.15 million. However, in December 2004 KB Home notified the Company that it did not intend to complete the transaction. A tentative tract map for Smolin has been approved for the development of 28 single family homes ranging in size from approximately 3,000 to 6,000 square feet. The Company has two available options regarding Smolin: Development of the property Sale of the property Option 1 Given that Calprop already owns Smolin, a financial partner is not necessary. Instead, the property itself could represent Calprop's equity investment to secure construction loans to fund development.

Net Asset Value Analysis Description and Analysis of Smolin As with the Murrieta analysis, we have relied upon detailed financial projections provided by Calprop management to develop a discounted cash flow analysis to estimate the value of cash flows that would accrue to the benefit of Calprop from the development of Smolin. The analysis of Smolin also includes an assessment of the changes in potential value resulting from different assumptions regarding project timing and appropriate discount rates. As presented on the table below, the estimated fair market value of Smolin ranges from approximately $2.7 million to $3.8 million, which brackets the $3.15 million purchase price contemplated under the letter of intent with KB Home. Option 2 If Calprop were to decide not to pursue the build out of the Smolin property it could pursue another sale transaction for the property.

Net Asset Value Analysis Description and Analysis of Winkler Acres The real property referred to as Winkler consists of approximately 64 acres of unimproved land located in Riverside County, California and mapped for the development of 117 single family homes. On July 5, 2002, Calprop entered escrow to purchase Winkler for $2.4 million. On March 31, 2004, Calprop entered into an agreement to sell Winkler to KB Home for $9.4 million. This transaction closed on June 18, 2004. As part of the purchase price, the Company received a non-interest bearing promissory note in the amount of $8.4 million, payable to Calprop upon the achievement of certain milestones. The payment of the $8.4 million promissory note is contingent upon the recording of the final tract map for the property, as well as developing the property to fully graded and inspected ("blue topped") condition. Upon the final recording of the map, currently expected in March 2005, the Company will receive payment of $5.4 million of the $8.4 million note balance. The remaining $3.0 million is to be received by the Company upon the property reaching "blue topped" condition, which is targeted for April 2005. As such, we have determined that the estimated fair market value of the Winkler property is reflected in the gross amount of the outstanding promissory note of $8.4 million.

Net Asset Value Analysis Description and Analysis of Highridge Court The real property development referred to as Highridge comprises a 170-unit housing development in Thornton, Colorado. The Company has 12 units that are still under construction, with percentage of completion rates ranging from 30% to 90%. Estimated sales prices for the remaining 12 units range from approximately $215,000 to $250,000. The sale of all of the remaining units is expected to be completed by the end of March 2005 for gross proceeds of approximately $2.8 million. The aggregate cost to complete the remaining units is estimated by Company management at approximately $590,000 providing the Company with approximately $2.2 million available to pay down outstanding loans associated with the property. The aggregate outstanding loan balance for Highridge is approximately $3.0 million, effectively leaving the Company with a net deficit of approximately $772,000. However, because the debt associated with Highridge is reflected elsewhere in our net asset value analysis (as related party loans), the value of the property itself is reflected as the net proceeds before debt repayment, or approximately $2.2 million.

Net Asset Value Analysis NOL Carryforwards As of September 30, 2004, the Company had loss carryforwards for federal and state income tax purposes of approximately $40.6 million and $11.5 million, respectively. These net operating loss carryforwards ("NOLs") expire between 2013 and 2022 for federal and between 2005 and 2008 for state tax purposes. For purposes of this analysis, we have assumed that the value of the NOLs is based on what the NOLs are worth in a sale to a third party outside of bankruptcy. The value of the NOLs is limited in a change of control transaction pursuant to the Section 382 Limitation. The annual offset to income is limited to the equity value of the Company at the date of the transaction multiplied by the long- term tax exempt rate. The current applicable rate is 4.27%. With a $0.65 per share offer from the Proposed Transaction, the equity value of the Company is approximately $6.3 million based on 9,737,205 shares outstanding. Therefore, the annual deduction would be limited to approximately $270,000 in a change of control transaction. Assuming that the Company generates enough income to utilize the annual deduction, the present value of the NOLs in a change of control transaction is approximately $553,000. Key assumptions leading to the valuation of the NOLs include: (1) a blended federal and state tax rate of 40% (2) a federal tax rate of 34%; and (3) a discount rate of 17%.

Net Asset Value Analysis NOL Carryforwards Consistent with its practice in other similar transactions, Duff & Phelps performed its analysis using the value of the Company's NOLs to a buyer in a change of control transaction which would trigger the Section 382 limitation. However, as the Section 382 limitations would not apply to the Control Shareholders, the value of the NOLs could in fact be significantly higher. The estimated value of the NOLs to the Control Shareholders is somewhat speculative as it depends on the ability of the Company to attract additional capital and generate taxable income, as well as the timing of that income. No projections were available on those matters. However, as an example, using discount rates ranging from 17% to 27% and assuming equal use of the Company's NOLs over periods ranging from 5 to 15 years, the value of the NOLs to the Control Shareholders could range from approximately $0.40 to $1.00 per share. Duff & Phelps did not include this higher value in its financial analysis. However, we understand that the Special Committee considered the value of the NOLs to the Control Shareholders in the course of its negotiations and in its analysis of the Proposed Transaction.

Public Trading Analysis Duff & Phelps analyzed the closing price, bid/ask spread and trading volume of the common stock for Calprop over the past twelve months. This analysis was used to determine the range of fair market value the market has ascribed to Calprop's common stock prior to the announcement of the Proposed Transaction. The Company's common shares are thinly traded with significant bid/ask price spreads. Over the latest twelve month period ended February 18, 2005, transactions involving public shares of the Company occurred on 49 out of approximately 240 potential trading days. During this same period, bid/ask spreads for the Company's shares ranged from 27% to 940% of the bid price.

Source: Bloomberg LP Public Trading Analysis $0.65 per share offer price

Source: Bloomberg LP Public Trading Analysis $0.65 per share offer price

Public Trading Analysis

Premiums Analysis Duff & Phelps reviewed the transaction premiums paid over market price for 34 public-to-private transactions occurring from January 1, 2004, through January 31, 2005. Duff & Phelps compared the premiums over the 1-week and 4-week trading price prior to the announcement of such going private transaction to the implied premium associated with the Proposed Transaction. The median 1-week premium for the entire group of 34 transactions was approximately 24%. The median 4-week premium for the entire group of 34 transactions was approximately 26%. The implied 1-week and 4-week premiums for the Proposed Transaction are approximately 330% and 550%.

Premiums Analysis We analyzed control premiums paid for companies in the real estate development industry between January 1, 2001 and January 31, 2005 relative to the control premium implied by the Proposed Transaction.

Other Considerations Offer Price Relative to Net Book Value - As of December 31, 2004, the most recent date for which the Company's balance sheet was available, Calprop had negative shareholders' equity of approximately $11.63 million, or a book value per share of approximately ($1.19). Therefore, the proposed offer price compares favorably with the Company's net book value. Offer Price Relative to Liquidation Value - As detailed previously, based on a net asset value analysis the equity value for Calprop ranges from ($0.06) to $0.17 per share. A liquidation analysis would begin with the same premise as the net asset value analysis, but would include consideration of the additional costs that would be incurred in liquidating and winding up the Company. Therefore, it is Duff & Phelps' opinion that Calprop has an equity value in a liquidation scenario below that indicated by the net asset value analysis and that the proposed offer price compares favorably with liquidation value.

Conclusion Based on our analysis and relying upon the accuracy and completeness of all information provided to us, it is our opinion that, as of February 23, 2005, the Proposed Transaction is fair to the Public Shareholders of the Company, from a financial point of view (without giving effect to any impacts of the Proposed Transaction on any particular shareholder other than in its capacity as a shareholder).

The Special Committee of the Board of Directors of Calprop Corporation F E B R U A R Y 2 3, 2 0 0 5 ? 2029 CENTURY PARK EAST, SUITE 820 ? LOS ANGELES, CA 90067 ? (310) 284-8008 ? FAX (310) 284-8130 Fairness Opinion Presentation To

Page Engagement Overview 1 Fairness Considerations 8 Valuation Methodology 9 Net Asset Value Analysis 10 Summary 11 Murrieta 12 Smolin 15 Winkler 17 Highridge Court 18 Net Operating Loss Carryforwards 19 Public Trading Analysis 21 Premiums Analysis 25 Other Considerations 27 Conclusion 28 Table of Contents